SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)


ML Macadamia Orchards LP
(Name of Issuer)
Class A Units
(Title of Class of Securities)
55307U 10 7
(CUSIP Number)

Barry W. Blank
2777 Paradise Road
Las Vegas, Nevada 89019
(702) 425-5262
_____________________________________________________
  (Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)
       				October 20, 2009
	(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box 0.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
Barry W. Blank Living Trust
###-##-####
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) 0
(b) 0
3
SEC USE ONLY
4
SOURCE OF FUNDS (See Instructions)
[PF]
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
0
6
CITIZENSHIP OR PLACE OF ORGANIZATION
Arizona
NUMBER OF
7
SOLE VOTING POWER
582,250
SHARES
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER
0
EACH
REPORTING
PERSON
9
SOLE DISPOSITIVE POWER
582,250
WITH:
10
SHARED DISPOSITIVE POWER
0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
582,250
12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.76%
14
TYPE OF REPORTING PERSON (See Instructions)
OO



ITEM 1.		SECURITY AND ISSUER
This statement on Schedule 13D relates to the Class A Units (the Units), without par value, of ML Macadamia Orchards LP, which has its principal office at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720.
ITEM 2.		IDENTITY AND BACKGROUND.

(a)	This statement is being filed the Barry W. Blank Living Trust.  Barry
W. Blank is the sole trustee and the sole beneficiary of the Barry W. Blank Living Trust.

(b)	2777 Paradise Road, Las Vegas, Nevada 89109.

(c)	Barry W. Blank is a broker employed by Cantone Research at 2777
Paradise Road, Las Vegas, Nevada 89109.

(d)	Barry W. Blank has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Barry W. Blank has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Barry W. Blank Living Trust was organized under the laws of the
State of Arizona and Barry W. Blank is a citizen of the USA.
ITEM 3.		SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Personal funds were used to purchase the Units.
ITEM 4.		PURPOSE OF TRANSACTION.

The Barry W. Blank Living Trust has purchased the Units for investment.
Barry W. Blank has asked the general partner of ML Macadamia Orchards LP if he could be elected to the general partner?s board of directors. Neither the Barry W. Blank Living Trust nor Barry W. Blank has any plan or proposal which relates to, or would result in:

(a) 	The acquisition by any person of additional securities of the Company, or the disposition of  securities of the Company;

(b) 	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) 	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) 	Except as noted above, any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) 	Any material change in the present capitalization or dividend policy of the Company;

(f) 	Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) 	Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) 	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) 	A class of equity securities of the Company becoming eligible for termination of registration  pursuant to Section 12(g)(4) of the Act; or

(j) 	Any action similar to any of those enumerated above.
ITEM 5.		INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Barry W. Blank Living Trust beneficially owns 582,250 Units.  Based on the number of units reported as outstanding in ML Macadamia Orchards LP?s 10-K, filed with the Securities and Exchange on March 30, 2009, this represents 7.76% of the outstanding Units.

(b)	The number of Units as to which Barry W. Blank, as the Trustee of the
Barry W. Blank Living Trust, has:

	(i)	 sole power to vote or to direct the vote: 582,250

	(ii)	shared power to vote or to direct the vote:  0

	(iii)	sole power to dispose of or to direct the disposition of:
569,179

	(iv)	shared power to dispose of or to direct the disposition of:  0

(c) The Barry W. Blank Living Trust has had the following transactions in the units during the 60 days prior to the date hereof:


Date               Transaction             Price        Units











10/14/2009
Bought
2.17
500
10/14/2009
Bought
2.25
1,677.00
10/16/2009
Bought
2.15
300
10/19/2009
Bought
2.25
10,100.00
10/20/2009
Bought
2.25
11,400.00
10/21/2009
Bought
2.25
243
10/22/2009
Bought
2.25
300
10/23/2009
Bought
2.25
2,657.00
10/26/2009
Bought
2.25
800
10/28/2009
Bought
2.25
941
10/29/2009
Bought
2.25
5,358.00
10/30/2009
Bought
2.25
18,693.00
11/2/2009
Bought
2.25
6,450.00
11/3/2009
Bought
2.25
2,233.00
11/4/2009
Bought
2.25
8,577.00
11/5/2009
Bought
2.25
1,000.00
11/6/2009
Bought
2.25
129,271.00
11/9/2009
Bought
2.23
3,321.00
11/10/2009
Bought
2.23
8,539.00
11/11/2009
Bought
2.23
2,462.00
11/12/2009
Bought
2.23
502
11/13/2009
Bought
2.23
1,200
11/16/2009
Bought
2.23
13,071








































































































































 (d)	Only The Barry W. Blank Living Trust  is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by the Barry W. Blank Living Trust.

(e)	Not applicable.
ITEM 6.		CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.
ITEM 7.		MATERIAL TO BE FILED AS EXHIBITS

None.

Signature.
              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:	November 16, 2009
Barry W. Blank Living trust

Barry W. Blank, Trustee






Page 6 of 8 Pages


SCHEDULE 13D
CUSIP No. 55307U 10 7

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CUSIP No. 55307U 10 7